December 8, 2010

Ms. Veronica Castillo, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036-6522

RE: The Gabelli Global Gold, Natural Resources and Income Trust
        333-170691; 811-21698

Dear Ms. Castillo:

We have reviewed the registration statement on Form N-2 for The Gabelli Global Gold, Natural Resources and Income Trust (the "Fund"), filed with the Securities and Exchange Commission on November 18, 2010. Your letter that accompanied this filing stated that the Fund's Registration Statement is substantially similar to Post-Effective Amendment No. 2, filed April 8, 2010, to the Fund's Current Shelf and that no substantive changes have been made to the disclosure contained in Post-Effective Amendment No. 2 to the Fund's Current Shelf, except to the items noted in your letter. You requested expedited review of the Fund's Registration Statement. We have the following comments:

PROSPECTUS

Prospectus Summary

1. Under the heading, "Dividends and Distributions," the disclosure states, "A significant portion of the fund's distributions on its common shares for recent periods have included, or have been estimated to include, a return of capital." Please bold such statement to make it more prominent. In addition, please inform the staff whether the Fund intends to report a distribution yield. If the fund intends to report a distribution yield at any point prior to finalizing its tax figures, the Fund should disclose the estimated portion of the distribution yield that results from return of capital. In addition, reports containing yields should be accompanied by the total return and/or SEC yield.

2. Under the heading, "Risk Factors and Special Considerations," there is disclosure concerning "Special Risks of Derivative Transactions." Please review the Fund's disclosure to ensure that it accurately describes the Fund's use of derivatives and their risks. In connection with this, please consider the Division of Investment

Management's observations on derivatives-related disclosure in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010

Summary of Fund Expenses

3. Please add the following lines, and estimated amounts, at the end of the annual expenses table: (1) Dividends on preferred shares, and (2) Total annual fund operating expenses and dividends on preferred shares. In addition, please confirm to the staff whether or not the Fund may issue additional preferred shares. If so, please add the estimated amount of the dividends on the additional preferred shares to the line items mentioned above and also include the estimated amounts of costs to the fee table (such as offering costs).

GENERAL

4. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

5. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

6. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

7. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   Notwithstanding our comments, please furnish a letter acknowledging that
   - Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
   - The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

        *   *   *   *

If you have any questions about these comments, please call me at 202-551-6957.

Sincerely,

Laura E. Hatch
Staff Accountant